FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2014

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 30, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Financial Summary For the Year Ended March 31, 2014 (U.S. GAAP)

Date:	April 30, 2014
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the year ended March 31
	2013		2014
	(Millions of yen, except per share data)
		% Change from March 31, 2012		% Change from March 31, 2013
Total revenue	2,079,943	12.3%	1,831,844	(11.9%)
Net revenue	1,813,631	18.1%	1,557,070	(14.1%)
Income before income taxes	237,730	179.8%	361,614	52.1%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	107,234	825.8%	213,591	99.2%
Comprehensive income	198,320	—%	296,497	49.5%
Basic-Net income attributable to NHI shareholders per share (Yen)	29.04		57.57
Diluted-Net income attributable to NHI shareholders per share (Yen)	28.37		55.81
Return on shareholders’ equity	4.9%		8.9%
Income before income taxes to total assets	0.6%		0.9%
Income before income taxes divided by total revenue	11.4%		19.7%
Equity in earnings of affiliates	18,597		37,806

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2013	2014
	(Millions of yen, except per share data)
Total assets	37,942,439	43,520,317
Total equity	2,318,983	2,553,216
Total NHI shareholders’ equity	2,294,371	2,513,683
Total NHI shareholders’ equity as a percentage of total assets	6.0%	5.8%
Total NHI shareholders’ equity per share (Yen)	618.27	676.15

(3) Cash Flows

	For the year ended March 31
	2013	2014
	(Millions of yen)
Net cash provided by operating activities	549,501	457,423
Net cash (used in) investing activities	(160,486)	(103,195)
Net cash provided by (used in) financing activities	(701,623)	289,388
Cash and cash equivalents at end of the year	805,087	1,489,792

2. Cash Dividends

	For the year ended March 31
	2013	2014
	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	2.00	8.00
At December 31	—	—
At March 31	6.00	9.00
For the year	8.00	17.00
Total annual dividends (Millions of yen)	29,681	63,131
Consolidated payout ratio	27.5%	29.5%
Consolidated dividends as a percentage of shareholders’ equity per share	1.3%	2.6%

3. Earnings Forecasts for the year ending March 31, 2015

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: Yes

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

      Number of consolidation      Exclusion    1    (Nomura Principal Investment plc)

(2) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: None
b)	Changes in accounting policies due to other than a): None

(3) Number of shares issued (common stock)

	At March 31
	2013	2014
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	111,602,349	104,927,439

	For the year ended March 31
	2013	2014
Average number of shares outstanding	3,692,795,953	3,709,837,189

Parent Company Only Operating Results (Japanese GAAP)

(1) Operating Results

	For the year ended March 31
	2013		2014
	(Millions of yen, except per share data)
		% Change from March 31, 2012		% Change from March 31, 2013
Operating revenue	278,523	3.0%	399,318	43.4%
Operating income	76,215	40.2%	185,149	142.9%
Ordinary income	67,577	28.7%	185,224	174.1%
Net income	42,210	28.4%	107,858	155.5%

Net profit per share (Yen)	11.42		29.06
Fully diluted net profit per share (Yen)	11.16		28.18

(2) Financial Position

	At March 31
	2013	2014
	(Millions of yen, except per share data)
Total assets	5,775,850	6,190,114
Total net assets	1,875,723	1,918,276
Total net assets as a percentage of total assets	31.7%	30.3%

Total net assets per share (Yen)	492.88	504.02
Shareholders’ equity	1,830,633	1,874,330

*Audit procedure

The audit on the consolidated financial statements for this fiscal year has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Form 20-F for the year ended March 31, 2014.

Table of Contents for the Accompanying Materials

1. Consolidated Operating Results	P.2

(1) Analysis of Consolidated Operating Results	P.2
(2) Analysis of Consolidated Financial Position	P.5

2. Corporate Goals and Principles	P.5

(1) Fundamental Management Policy	P.5
(2) Structure of Business Operations	P.5
(3) Management Challenges and Strategies	P.5

3. Consolidated Financial Statements	P.7

(1) Consolidated Balance Sheets	P.8
(2) Consolidated Statements of Income	P.10
(3) Consolidated Statements of Comprehensive Income	P.11
(4) Consolidated Statements of Changes in Equity	P.12
(5) Consolidated Statements of Cash Flows	P.13
(6) Note with respect to the Assumption as a Going Concern	P.14
(7) Notes to the Consolidated Financial Statements	P.15
(8) Other Financial Information	P.17

4. Unconsolidated Financial Statements [Japanese GAAP]	P.19

(1) Unconsolidated Balance Sheets	P.19
(2) Unconsolidated Statements of Income	P.19
(3) Note with respect to the Assumption as a Going Concern	P.19

5. Other Information	P.19

1.	Consolidated Operating Results

(1)	Analysis of Consolidated Operating Results

Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net revenue	1,813.6	1,557.1	(14.1)
Non-interest expenses	1,575.9	1,195.5	(24.1)

Income (loss) before income taxes	237.7	361.6	52.1
Income tax expense	132.0	145.2	9.9

Net income (loss)	105.7	216.4	104.8

Less: Net income (loss) attributable to noncontrolling interests	(1.5)	2.9	—

Net income (loss) attributable to NHI shareholders	107.2	213.6	99.2

Return on shareholders’ equity*	4.9%	8.9%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,557.1 billion yen for the fiscal year ended March 31, 2014, a decrease of 14.1% from the previous year. Non-interest expenses decreased by 24.1% from the previous year to 1,195.5 billion yen. Income before income taxes was 361.6 billion yen and Net income attributable to NHI shareholders was 213.6 billion yen for the fiscal year ended March 31, 2014.

Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net revenue	1,775.9	1,546.3	(12.9)
Non-interest expenses	1,575.9	1,195.5	(24.1)

Income (loss) before income taxes	200.0	350.9	75.4

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2014 was 1,546.3 billion yen, a decrease of 12.9% from the previous year. Non-interest expenses decreased by 24.1% from the previous year to 1,195.5 billion yen. Income before income taxes was 350.9 billion yen for the fiscal year ended March 31, 2014. Please refer to page 15 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net revenue	397.9	511.9	28.6
Non-interest expenses	297.3	319.9	7.6

Income (loss) before income taxes	100.6	192.0	90.8

Net revenue increased by 28.6% from the previous year to 511.9 billion yen, primarily due to increasing commissions from distribution of brokerage. Non-interest expense increased by 7.6% to 319.9 billion yen. As a result, income before income taxes increased by 90.8% to 192.0 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net revenue	68.9	80.5	16.7
Non-interest expenses	47.8	53.4	11.7

Income (loss) before income taxes	21.2	27.1	28.1

Net revenue increased by 16.7% from the previous year to 80.5 billion yen. Non-interest expense increased by 11.7% to 53.4 billion yen. As a result, income before income taxes increased by 28.1% to 27.1 billion yen. Assets under management were 30.8 trillion yen as of March 31, 2014.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net revenue	644.9	765.1	18.6
Non-interest expenses	573.2	653.3	14.0

Income (loss) before income taxes	71.7	111.8	56.0

Net revenue increased by 18.6% from the previous year to 765.1 billion yen, primarily due to increase in net gain on trading. Non-interest expense increased by 14.0% to 653.3 billion yen. As a result, income before income taxes increased by 56.0% to 111.8 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net revenue	664.2	188.8	(71.6)
Non-interest expenses	657.6	168.9	(74.3)

Income (loss) before income taxes	6.6	20.0	203.1

Net revenue was 188.8 billion yen and income before income taxes was 20.0 billion yen.

(2)	Analysis of Consolidated Financial Position

Total assets as of March 31, 2014, were 43.5 trillion yen, an increase of 5.6 trillion yen compared to March 31, 2013, mainly due to the increase in Securities borrowed. Total liabilities as of March 31, 2014 were 41.0 trillion yen, an increase of 5.3 trillion yen compared to March 31, 2013, mainly due to the increase in Trading liabilities. Total equity as of March 31, 2014 was 2.6 trillion yen, an increase of 234.2 billion yen compared to March 31, 2013.

Cash and cash equivalents as of March 31, 2014, increased by 684.7 billion yen compared to March 31, 2013. Cash flows from operating activities for the year ended March 31, 2014 were inflows of 457.4 billion yen due mainly to the increase in Trading liabilities. Cash flows from investing activities for the year ended March 31, 2014 were outflows of 103.2 billion yen due mainly to the increase in Non-trading debt securities. Cash flows from financing activities for the year ended March 31, 2014 were inflows of 289.4 billion yen due primarily to an increase in Borrowings.

2.	Corporate Goals and Principles

(1)	Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

As “Asia’s global investment bank”, Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to the economic growth and development of society.

To enhance its corporate value, Nomura places significance on earnings per share (“EPS”) and will seek to maintain sustained improvement of the management target.

(2)	Structure of Business Operations

Nomura Group’s business execution is to focus on business divisions, which are linked globally, rather than individual legal entities, under unified strategy. Nomura Group’s operations are comprised of Retail, Asset Management, and Wholesale. Nomura Group shall delegate its powers to each of these business divisions to an appropriate extent and establish its business execution structure by enhancing the professional skills of each of these business divisions, while strengthening linkages among these business divisions and fully demonstrating Nomura Group’s comprehensive capabilities.

(3)	Management Challenges and Strategies

In order to achieve our management objective, we are placing top priority on ensuring that profits are recorded by all business segments in all regions. This fiscal year, we made advancement on “narrowing and deepening” our business, and completed the cost reduction measure of a total of 1 billion dollars. We will continue our effort to increase profitability of our overseas operations and to exert the comprehensive strength of our Group.

As Asia’s global investment bank, we will continue to take appropriate measures toward tightening financial regulations globally. Starting from the end of March 2013, Basel III (the capital requirement regulations for financial institutions) has been phasing in and Nomura is now subject to these regulations. Liquidity regulations are also starting to be introduced as a part of new rules, and debates are ongoing, and Nomura needs to closely watch the impact of the regulation on the market. Furthermore, new rules for derivatives and other financial transactions are put in place in various countries, and as a global financial institution, Nomura needs to take necessary measures in responding to regulations on cross-border trading.

In the west, as well as the regulation on limiting scope of banking business which is being scheduled, increasing activities are taking place toward introducing additional regulations for large financial institutions. Especially in Europe, discussions continue to take place over introducing bank transaction tax and big progress is seen over directive on bank resolution scheme and banking unions. These regulatory tightening actions affect the trading markets of equities, bonds and their derivative products as well as the conditions of competition among financial institutions. Therefore, Nomura will take necessary measures in carefully responding to these changes.

Challenges and strategies in each division are as follows:

[Retail Division]

In our Retail Division in Japan, we focus on expanding and improving our service line-up offered through our sales channels including business offices, internet and call centers, aiming to meet and solve the individual needs and worries of each client. We seek to enhance our consulting-based sales and deliver top-quality services tailored to particular life plan or life stage of each client, so that the Nomura Group can remain a trusted partner to our clients.

[Asset Management Division]

In our investment trust business, we will provide clients with a diverse range of investment opportunities to meet investors’ various demands. In our investment advisory business, we will provide value-added investment services to our institutional clients on a global basis. We intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance.

[Wholesale Division]

Our Wholesale Division comprises Global Markets which offers sales and trading of global securities and structuring, and Investment Banking which offers capital raising and advisory services.

Global Markets has been focusing on delivering differentiated products and solutions to our clients by leveraging Nomura Group’s capabilities in trading, research, structuring, and global distribution. We aim to combine the capabilities among Fixed Income and Equities to further enhance comprehensive services and solutions to our clients.

In Investment Banking, we continue to enhance our global structure to further provide cross-border M&A and financing services both in domestic and overseas markets as well as to provide solution business services associated with the said M&A and financing, while the globalization of the business activities of our clients develops.

In order to provide quality services to meet the needs of our client, the importance of cooperation across business areas and regions is rapidly increasing. We will focus on Asia as a strategic region, with expectations of its medium- to long-term economic growth, where Nomura has regional competitive edge, aiming to engage in comprehensive initiatives.

We will further enhance initiatives aimed at cross-business and cross-regional cooperation. We aim to enhance our presence as a global financial services group by enhancing regional integration between Japan and the rest of Asia and enhancing the coordination of business between Asia and Europe, Americas and the rest of the world.

In implementing the initiatives outlined above, while also helping to strengthen the global financial and capital markets, we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize corporate value by enhancing profitability across our businesses in group.

[Risk Management and Compliance, etc.]

Amid the expansion of global business, we must continue to enhance our risk management system and increase its efficiency in order to ensure financial soundness and enhanced corporate value. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. We will continue to focus on improving the management structure to comply with local laws and regulations in the countries that we operate. In addition, we will continuously review and improve our existing overall compliance system and rules with initiatives towards promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of the financial and capital markets.

The improvement measures announced in June 29, 2012, regarding the recommendations of administrative penalties imposed on our subsidiary, Nomura Securities Co. Ltd. in 2012 in connection with public stock offerings, have been fully implemented. By thoroughly implementing the improvement measures and making them function effectively, we aim to prevent recurrence and to regain trust; we will further enhance and reinforce our internal control system, with each and every one of our executive officers and employees having ethics as a professional engaged in the capital market.

We have been reinforcing our Internal Audit system aiming to ensure effectiveness of our highly developed risk management and efficacy of our governance. We will continue to strengthen efficiency of our internal governance system by reinforcing and ensuring the independence of our Internal Audit from the executive side, and to promote proper corporate activities.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 27, 2013) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 27, 2013) for the year ended March 31, 2013.

On December 19, 2013, Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) was listed in the First Section of the Tokyo Stock Exchange. Nomura’s investment in Ashikaga Holdings has historically been primarily reported within Trading assets and private equity investments – Private equity investments. However, following the listing, the investment is now reported within Other assets – Other in the consolidated balance sheets. Nomura carries this investment at fair value through election of the fair value option. The majority of gains and losses associated with this investment has historically been reported within Revenue – Gain (loss) on private equity investments. However, following the listing, such amounts are now reported within Revenue – Other in the consolidated statements of income. As a result of the Ashikaga Holdings listing in the First Section of the Tokyo Stock Exchange, these changes are attributable to the shift from our Investment Banking business to a corporate-wide perspective in enhancing the corporate value of the share ownership.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2013	March 31, 2014	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	805,087	1,489,792	684,705
Time deposits	577,921	363,682	(214,239)
Deposits with stock exchanges and other segregated cash	269,744	335,836	66,092

Total cash and cash deposits	1,652,752	2,189,310	536,558

Loans and receivables:
Loans receivable	1,575,494	1,327,875	(247,619)
Receivables from customers	63,792	64,070	278
Receivables from other than customers	992,847	1,181,742	188,895
Allowance for doubtful accounts	(2,258)	(3,009)	(751)

Total loans and receivables	2,629,875	2,570,678	(59,197)

Collateralized agreements:
Securities purchased under agreements to resell	8,295,372	9,617,675	1,322,303
Securities borrowed	5,819,885	7,729,326	1,909,441

Total collateralized agreements	14,115,257	17,347,001	3,231,744

Trading assets and private equity investments:
Trading assets*	17,037,191	18,672,321	1,635,130
Private equity investments	87,158	41,996	(45,162)

Total trading assets and private equity investments	17,124,349	18,714,317	1,589,968

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥350,820 million as of March 31, 2014)	428,241	408,917	(19,324)
Non-trading debt securities*	920,611	1,023,746	103,135
Investments in equity securities*	123,490	136,740	13,250
Investments in and advances to affiliated companies*	345,705	345,434	(271)
Other	602,159	784,174	182,015

Total other assets	2,420,206	2,699,011	278,805

Total assets	37,942,439	43,520,317	5,577,878

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2013	March 31, 2014	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	738,445	602,131	(136,314)
Payables and deposits:
Payables to customers	476,705	521,156	44,451
Payables to other than customers	864,962	1,201,536	336,574
Deposits received at banks	1,072,134	1,114,181	42,047

Total payables and deposits	2,413,801	2,836,873	423,072

Collateralized financing:
Securities sold under agreements to repurchase	12,444,317	13,937,690	1,493,373
Securities loaned	2,158,559	2,359,809	201,250
Other secured borrowings	806,507	814,500	7,993

Total collateralized financing	15,409,383	17,111,999	1,702,616

Trading liabilities	8,491,296	11,047,285	2,555,989
Other liabilities	978,163	1,141,750	163,587
Long-term borrowings	7,592,368	8,227,063	634,695

Total liabilities	35,623,456	40,967,101	5,343,645

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,822,562,601 shares as of March 31, 2013 and 3,822,562,601 shares as of March 31, 2014
Outstanding - 3,710,960,252 shares as of March 31, 2013 and 3,717,635,162 shares as of March 31, 2014	594,493	594,493	—
Additional paid-in capital	691,264	683,638	(7,626)
Retained earnings	1,136,523	1,287,003	150,480
Accumulated other comprehensive income (loss)	(57,395)	20,636	78,031

Total NHI shareholders’ equity before treasury stock	2,364,885	2,585,770	220,885
Common stock held in treasury, at cost -
111,602,349 shares as of March 31, 2013 and
104,927,439 shares as of March 31, 2014	(70,514)	(72,087)	(1,573)

Total NHI shareholders’ equity	2,294,371	2,513,683	219,312

Noncontrolling interests	24,612	39,533	14,921

Total equity	2,318,983	2,553,216	234,233

Total liabilities and equity	37,942,439	43,520,317	5,577,878

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)
Revenue:
Commissions	359,069	474,557	32.2
Fees from investment banking	62,353	91,301	46.4
Asset management and portfolio service fees	141,029	167,247	18.6
Net gain on trading	367,979	476,356	29.5
Gain on private equity investments	8,053	11,392	41.5
Interest and dividends	394,007	416,350	5.7
Gain on investments in equity securities	38,686	15,156	(60.8)
Other	708,767	179,485	(74.7)

Total revenue	2,079,943	1,831,844	(11.9)
Interest expense	266,312	274,774	3.2

Net revenue	1,813,631	1,557,070	(14.1)

Non-interest expenses:
Compensation and benefits	547,591	570,058	4.1
Commissions and floor brokerage	91,388	111,849	22.4
Information processing and communications	179,904	192,168	6.8
Occupancy and related depreciation	91,545	80,142	(12.5)
Business development expenses	49,010	38,485	(21.5)
Other	616,463	202,754	(67.1)

Total non-interest expenses	1,575,901	1,195,456	(24.1)

Income before income taxes	237,730	361,614	52.1
Income tax expense	132,039	145,165	9.9

Net income	105,691	216,449	104.8

Less: Net income (loss) attributable to noncontrolling interests	(1,543)	2,858	—

Net income attributable to NHI shareholders	107,234	213,591	99.2

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	29.04	57.57	98.2

Diluted-
Net income attributable to NHI shareholders per share	28.37	55.81	96.7

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)
Net income	105,691	216,449	104.8
Other comprehensive income:
Change in cumulative translation adjustments, net of tax	74,301	68,090	(8.4)
Defined benefit pension plans:
Pension liability adjustment	8,702	15,093	73.4
Deferred income taxes	(3,007)	(5,384)	—

Total	5,695	9,709	70.5

Non-trading securities:
Net unrealized gain on non-trading securities	17,283	3,358	(80.6)
Deferred income taxes	(4,650)	(1,109)	—

Total	12,633	2,249	(82.2)

Total other comprehensive income	92,629	80,048	(13.6)

Comprehensive income	198,320	296,497	49.5
Less: Comprehensive income attributable to noncontrolling interests	3,332	4,875	46.3

Comprehensive income attributable to NHI shareholders	194,988	291,622	49.6

(4)	Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2013	March 31, 2014
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264
Gain (loss) on sales of treasury stock	(1,798)	(7,647)
Issuance and exercise of common stock options	(5,700)	(210)
Purchase / sale of subsidiary shares, net	(9)	231

Balance at end of year	691,264	683,638

Retained earnings
Balance at beginning of year	1,058,945	1,136,523
Net income attributable to NHI shareholders	107,234	213,591
Cash dividends	(29,656)	(63,111)

Balance at end of year	1,136,523	1,287,003

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)
Net change during the year	71,777	66,579

Balance at end of year	(38,875)	27,704

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)
Pension liability adjustment	6,614	9,709

Balance at end of year	(28,518)	(18,809)

Non-trading securities
Balance at beginning of year	635	9,998
Net unrealized gain on non-trading securities	9,363	1,743

Balance at end of year	9,998	11,741

Balance at end of year	(57,395)	20,636

Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)
Repurchases of common stock	(7)	(32,500)
Sale of common stock	1	1
Common stock issued to employees	29,507	30,127
Other net change in treasury stock	(196)	799

Balance at end of year	(70,514)	(72,087)

Total NHI shareholders’ equity

Balance at end of year	2,294,371	2,513,683

Noncontrolling interests
Balance at beginning of year	281,896	24,612
Net change during the year	(257,284)	14,921

Balance at end of year	24,612	39,533

Total equity

Balance at end of year	2,318,983	2,553,216

(5)	Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2013	March 31, 2014
Cash flows from operating activities:
Net income	105,691	216,449
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	91,493	79,468
Gain on investments in equity securities	(38,686)	(15,156)
Changes in operating assets and liabilities:
Time deposits	137,526	274,593
Deposits with stock exchanges and other segregated cash	(9,461)	(42,403)
Trading assets and private equity investments	(1,448,489)	(485,676)
Trading liabilities	248,019	2,007,807
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,375,929	(183,884)
Securities borrowed, net of securities loaned	863,511	(1,604,469)
Other secured borrowings	(84,444)	7,992
Loans and receivables, net of allowance for doubtful accounts	(238,318)	217,397
Payables	(305,672)	278,325
Bonus accrual	31,415	16,356
Other, net	(179,013)	(309,376)

Net cash provided by operating activities	549,501	457,423

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(271,975)	(214,336)
Proceeds from sales of office buildings, land, equipment and facilities	147,653	176,680
Payments for purchases of investments in equity securities	(319)	(4,799)
Proceeds from sales of investments in equity securities	3,741	6,945
Decrease (increase) in loans receivable at banks, net	22,189	(10,972)
Increase in non-trading debt securities, net	(54,237)	(103,187)
Other, net	(7,538)	46,474

Net cash used in investing activities	(160,486)	(103,195)

Cash flows from financing activities:
Increase in long-term borrowings	1,930,357	2,140,351
Decrease in long-term borrowings	(2,330,509)	(1,594,148)
Decrease in short-term borrowings, net	(416,174)	(149,437)
Increase (decrease) in deposits received at banks, net	129,384	(23,605)
Proceeds from sales of common stock held in treasury	56	674
Payments for repurchases of common stock in treasury	(7)	(32,500)
Payments for cash dividends	(14,730)	(51,947)

Net cash provided by (used in) financing activities	(701,623)	289,388

Effect of exchange rate changes on cash and cash equivalents	47,175	41,089

Net increase (decrease) in cash and cash equivalents	(265,433)	684,705
Cash and cash equivalents at beginning of the year	1,070,520	805,087

Cash and cash equivalents at end of the year	805,087	1,489,792

(6)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(7)	Notes to the Consolidated Financial Statements (UNAUDITED)

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

The majority of gains and losses arising from election of the fair value option for the investment in Ashikaga Holdings has historically been reported within the Wholesale business segment. However, as a result of the listing of Ashikaga Holdings in the First Section of Tokyo Stock Exchange on December 19, 2013, such gains and losses are now reported within the Other segment in Other.

	Millions of yen		% Change
	For the year ended
	March 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	397,925	511,916	28.6
Asset Management	68,937	80,480	16.7
Wholesale	644,856	765,097	18.6

Subtotal	1,111,718	1,357,493	22.1
Other	664,228	188,849	(71.6)

Net revenue	1,775,946	1,546,342	(12.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	37,685	10,728	(71.5)

Net revenue	1,813,631	1,557,070	(14.1)

Non-interest expenses

Business segment information:
Retail	297,297	319,915	7.6
Asset Management	47,768	53,373	11.7
Wholesale	573,199	653,299	14.0

Subtotal	918,264	1,026,587	11.8
Other	657,637	168,869	(74.3)

Non-interest expenses	1,575,901	1,195,456	(24.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,575,901	1,195,456	(24.1)

Income (loss) before income taxes

Business segment information:
Retail	100,628	192,001	90.8
Asset Management	21,169	27,107	28.1
Wholesale	71,657	111,798	56.0

Subtotal	193,454	330,906	71.1
Other*	6,591	19,980	203.1

Income (loss) before income taxes	200,045	350,886	75.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	37,685	10,728	(71.5)

Income (loss) before income taxes	237,730	361,614	52.1

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net gain (loss) related to economic hedging transactions	989	17,403	—
Realized gain (loss) on investments in equity securities held for operating purposes	1,001	4,428	342.4
Equity in earnings of affiliates	14,401	28,571	98.4
Corporate items	17,652	(38,772)	—
Other	(27,452)	8,350	—

Total	6,591	19,980	203.1

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2014	3,822,562,601

Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2014	3,709,837,189

Changes in Tax Laws

On March 31, 2014, the “Act (Act No. 10 of 2014) to partially revise the Income Tax Act and others” was promulgated. Under this Act, effective from the fiscal year beginning on or after April 1, 2014, the Special Reconstruction Corporate Tax was abolished. As a result and for the expected reversal of temporary differences, the domestic effective statutory tax rates to calculate the deferred tax assets and liabilities commencing from April 1, 2014 fiscal year will be changed from 38% to 36%.

As a result of this change in the tax rates, the net deferred tax assets (net of deferred tax liabilities) decreased by 1.7 billion yen while income taxes-deferred increased by the same amount.

Significant Subsequent Events

Not applicable.

(8)	Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen								% Change
	For the three months ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)
Revenue:
Commissions	77,367	72,279	83,681	125,742	157,634	105,613	121,434	89,876	(26.0)
Fees from investment banking	10,383	17,131	13,027	21,812	25,394	22,984	15,769	27,154	72.2
Asset management and portfolio service fees	33,813	33,411	35,017	38,788	42,381	40,702	42,074	42,090	0.0
Net gain on trading	84,399	88,929	88,188	106,463	128,409	110,181	108,544	129,222	19.1
Gain (loss) on private equity investments	(5,387)	299	11,631	1,510	50	703	10,985	(346)	—
Interest and dividends	103,469	92,834	99,745	97,959	115,325	98,091	102,602	100,332	(2.2)
Gain (loss) on investments in equity securities	(7,061)	12,970	8,858	23,919	7,852	5,037	7,505	(5,238)	—
Other	142,610	143,373	118,834	303,950	28,225	45,069	38,508	67,683	75.8

Total revenue	439,593	461,226	458,981	720,143	505,270	428,380	447,421	450,773	0.7
Interest expense	70,339	59,547	69,895	66,531	73,949	71,989	68,000	60,836	(10.5)

Net revenue	369,254	401,679	389,086	653,612	431,321	356,391	379,421	389,937	2.8

Non-interest expenses:
Compensation and benefits	124,573	133,696	134,698	154,624	163,205	135,391	138,822	132,640	(4.5)
Commissions and floor brokerage	21,978	21,904	22,918	24,588	29,046	26,134	27,974	28,695	2.6
Information processing and communications	42,524	45,145	42,672	49,563	48,233	46,240	47,755	49,940	4.6
Occupancy and related depreciation	24,110	22,140	22,179	23,116	19,784	20,830	18,999	20,529	8.1
Business development expenses	11,329	11,173	12,051	14,457	7,859	9,473	11,029	10,124	(8.2)
Other	125,074	132,204	141,603	217,582	49,975	45,389	47,948	59,442	24.0

Total non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	301,370	3.0

Income before income taxes	19,666	35,417	12,965	169,682	113,219	72,934	86,894	88,567	1.9
Income tax expense	13,590	30,056	12,874	75,519	46,956	34,549	37,769	25,891	(31.4)

Net income	6,076	5,361	91	94,163	66,263	38,385	49,125	62,676	27.6

Less: Net income (loss) attributable to noncontrolling interests	4,185	2,552	(20,021)	11,741	369	272	796	1,421	78.5

Net income attributable to NHI shareholders	1,891	2,809	20,112	82,422	65,894	38,113	48,329	61,255	26.7

	Yen								% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	0.51	0.76	5.44	22.23	17.78	10.29	13.02	16.48	26.6

Diluted-
Net income attributable to NHI shareholders per share	0.50	0.74	5.33	21.55	17.24	9.99	12.65	16.02	26.6

Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)

Net revenue

Business segment information:
Retail	82,711	80,786	95,679	138,749	166,342	119,730	127,975	97,869	(23.5)
Asset Management	16,418	15,439	18,786	18,294	20,174	18,626	21,215	20,465	(3.5)
Wholesale	121,883	137,094	188,968	196,911	194,609	183,349	188,666	198,473	5.2

Subtotal	221,012	233,319	303,433	353,954	381,125	321,705	337,856	316,807	(6.2)
Other	154,567	156,003	76,753	276,905	43,032	29,649	35,366	80,802	128.5

Net revenue	375,579	389,322	380,186	630,859	424,157	351,354	373,222	397,609	6.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	6,199	(7,672)	—

Net revenue	369,254	401,679	389,086	653,612	431,321	356,391	379,421	389,937	2.8

Non-interest expenses

Business segment information:
Retail	70,523	69,824	75,419	81,531	85,237	79,774	80,302	74,602	(7.1)
Asset Management	11,048	10,879	11,468	14,373	13,483	12,454	12,289	15,147	23.3
Wholesale	130,434	136,901	144,611	161,253	169,372	158,063	160,866	164,998	2.6

Subtotal	212,005	217,604	231,498	257,157	268,092	250,291	253,457	254,747	0.5
Other	137,583	148,658	144,623	226,773	50,010	33,166	39,070	46,623	19.3

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	301,370	3.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	301,370	3.0

Income (loss) before income taxes

Business segment information:
Retail	12,188	10,962	20,260	57,218	81,105	39,956	47,673	23,267	(51.2)
Asset Management	5,370	4,560	7,318	3,921	6,691	6,172	8,926	5,318	(40.4)
Wholesale	(8,551)	193	44,357	35,658	25,237	25,286	27,800	33,475	20.4

Subtotal	9,007	15,715	71,935	96,797	113,033	71,414	84,399	62,060	(26.5)
Other*	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	(3,704)	34,179	—

Income (loss) before income taxes	25,991	23,060	4,065	146,929	106,055	67,897	80,695	96,239	19.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	6,199	(7,672)	—

Income (loss) before income taxes	19,666	35,417	12,965	169,682	113,219	72,934	86,894	88,567	1.9

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(1,231)	964	415	841	7,373	(1,667)	5,150	6,547	27.1
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	613	(42)	1,166	688	0	1,306	2,434	86.4
Equity in earnings of affiliates	1,273	3,346	4,549	5,233	5,343	8,884	8,171	6,173	(24.5)
Corporate items	6,624	(7,044)	(14,800)	32,872	(12,344)	(8,701)	(13,954)	(3,773)	—
Other	11,054	9,466	(57,992)	10,020	(8,038)	(2,033)	(4,377)	22,798	—

Total	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	(3,704)	34,179	—

4.	Unconsolidated Financial Statements [Japanese GAAP]

(1)	Unconsolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2013	March 31, 2014
Assets
Current Assets	3,221,039	3,296,666
Fixed Assets	2,554,812	2,893,448

Total Assets	5,775,850	6,190,114

Liabilities
Current Liabilities	663,807	1,133,679
Long-term Liabilities	3,236,320	3,138,160

Total Liabilities	3,900,128	4,271,838

Net Assets
Shareholders’ equity	1,774,048	1,819,381
Valuation and translation adjustments	56,585	54,949
Stock acquisition rights	45,090	43,946

Total Net Assets	1,875,723	1,918,276

Total Liabilities and Net Assets	5,775,850	6,190,114

(2)	Unconsolidated Statements of Income (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2013	March 31, 2014
Operating revenue	278,523	399,318
Operating expenses	202,308	214,169

Operating income	76,215	185,149

Non-operating income	2,072	4,113
Non-operating expenses	10,710	4,038

Ordinary income	67,577	185,224

Special profits	12,358	14,179
Special losses	25,460	84,739

Income before income taxes	54,475	114,664

Income taxes - current	(478)	(54,136)
Income taxes - deferred	12,743	60,942

Net income	42,210	107,858

(3)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

5.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2014_4q.pdf